Filed Pursuant to Rule 253(g)(2)

File No. 024-11823

Offering Circular Supplement No. 3 to Offering Circular dated July 1, 2025

ENERGY EXPLORATION TECHNOLOGIES, INC.

1654 CALLE TULIPAN, STE 100

SAN JUAN, PUERTO RICO 00927

512-222-6677

www.EnergyX.com

This Offering Circular Supplement No. 3 (“Offering Circular Supplement No. 3”) relates to the Offering Circular of Energy Exploration Technologies, Inc., a Puerto Rican corporation (the “Company”), dated July 1, 2025 (the “Offering Circular”), filed with the Securities and Exchange Commission pursuant to Rule 253(g)(2) under the Securities Act of 1933, as amended. Capitalized terms used in this Offering Circular Supplement No. 3 and not otherwise defined herein have the meanings specified in the Offering Circular.

This Offering Supplement No. 3 should be read in conjunction with the Offering Circular and Offering Circular Supplement No. 1 filed with the SEC on October 17, 2025, and Offering Circular No. 2 filed with the SEC on October 31, 2025 (together, the “Prior Supplements”) and is qualified by reference to the Offering Circular and Prior Supplements, except to the extent that the information in this Offering Circular Supplement No. 3 supersedes the information contained in the Offering Circular and the Prior Supplements, and may not be delivered without the Offering Circular and Prior Supplements.

This Offering Circular Supplement No. 3 is being filed to include the information in our Semi-Annual Report on Form 1-SA which was filed with the Securities and Exchange Commission on September 25, 2025 in order to provide the Company’s interim financial statements dated June 30, 2025.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 10 OF THE OFFERING CIRCULAR.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Offering Circular or this Offering Circular Supplement No. 3 is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Offering Circular Supplement No. 3 is December 18, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2025

Energy Exploration Technologies, Inc.

(Exact name of issuer as specified in its charter)

Puerto Rico	66-0912748
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

1654 Calle Tulipan, Ste 100,
San Juan, Puerto Rico	00927
(Full mailing address of principal executive offices)	(Zip code)

(737) 273-9677

(Issuer’s telephone number, including area code)

Item 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Semiannual Report contains forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Such forward-looking statements include statements regarding, among others, (a) our growth strategies, (b) our future financing plans, and (c) our anticipated needs for working capital. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words, including but not limited to, “may,” “will,” “should,” “expect,” “anticipate,” “approximate,” “estimate,” “believe,” “intend,” “plan,” “budget,” “could,” “forecast,” “might,” “predict,” “shall” or “project,” or the negative of these words or other variations on these words or comparable terminology. This information may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. These statements may be found in this Semiannual Report.

These financial statements should be read in conjunction with the audited financial statements and related notes for the fiscal year ended December 31, 2024, contained in the Company’s 1-K Annual Report, filed with the Securities and Exchange Commission on April 30, 2025 and with the unaudited financial statements and related notes for the six months ended June 30, 2024, contained in the Company’s Semiannual Report pursuant to Regulation A Form 1-SA, filed with the Securities and Exchange Commission on September 26, 2024.

Forward-looking statements are based on our current expectations and assumptions regarding our business, potential target businesses, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements as a result of various factors, including, without limitation, changes in local, regional, national or global political, economic, business, competitive, market (supply and demand) and regulatory conditions.

We caution you therefore that you should not rely on any of these forward-looking statements as statements of historical fact, as guarantees, or assurances of future performance. All forward-looking statements speak only as of the date of this Semiannual Report. We undertake no obligation to update any forward-looking statements or other information contained herein.

Overview

Energy Exploration Technologies, Inc., a Puerto Rico corporation (the “Company”, “EnergyX”, “we”, “us” or “our”), is an American-based multi-national energy technology company formed on December 18, 2018 under the laws of the Department of State of the Commonwealth of Puerto Rico, and is headquartered in San Juan, Puerto Rico with offices and laboratory facilities in Austin, Texas, and Santiago and Antofagasta, Chile. The Company plans to fundamentally change the way humanity is “Powering The Future™” and storing clean energy with breakthrough direct lithium extraction, refinery, and production technologies, more effective energy capture and/or energy storage solutions, and initially producing lithium materials for offtake (i.e. sales) into the battery material supply chain. EnergyX has a mission to become a worldwide leader in the global transition to sustainable energy, and plans on becoming one of the biggest lithium companies in the world.

We are developing technologies that allow for more efficient production of lithium, which is one of the main materials in rechargeable batteries used in electric vehicles, as well as the creation of next generation battery components, and lithium-based batteries that are cheaper, longer-lasting, and more energy efficient than current formulations. Our objectives are to make lithium production more efficient, cost effective, and environmentally friendlier than existing conventional methods of production. In late 2023, EnergyX formed a subsidiary named EnergyX Chile SpA (“EnergyX Chile”), and acquired its first mining tenements in Chile to explore for lithium. The Company discovered lithium and is now developing its lithium enriched brine deposit in Chile, through its wholly owned subsidiary EnergyX Chile; for financial statement purposes, it shall be implied that using the term EnergyX or Company shall include its subsidiaries where applicable. The Company is focused on developing these mining tenements near Salar de Punta Negra into a lithium producing asset with its LiTAS® technology and has named this “Project Black Giant.” The Company aims to produce 52,500 tonnes per annum (tpa) of lithium materials from Project Black Giant in Phase I of the development. In parallel, the Company is in the early stages of acquiring rights to mineral deposits and developing a project in the Smackover region of the United States through EXSO, LLC (“EXSO”), a wholly owned U.S. subsidiary of EnergyX. Efforts related to EXSO have been named “Project Lonestar,” with which the Company intends to produce 50,000 tpa of lithium materials. Energy Exploration Technologies Argentina SAU (“EnergyX Argentina”), a wholly owned Argentinian subsidiary of EnergyX, may hold and manage potential operations in Argentina.

As of June 30, 2025, Teague Egan, our Chief Executive Officer, owned either directly or through a wholly owned entity, Egan Global Management, LLC, approximately 64% of our outstanding Common Stock (including subscribed and paid for, but yet to be issued stock as part of the Company’s ongoing Regulation A+ offering) and Preferred Stock, and 57% of the Company’s Common Stock on a fully diluted basis. Accordingly, our Chief Executive Officer has significant influence over the Company, and any action requiring the approval of the holders of our Common Stock and approval of significant corporate transactions.

1

Our Business

EnergyX has multiple potential business models which include selling lithium materials in the form of offtake from the projects its developing, licensing its technology to existing resource owners who are looking to improve their production methods, and selling the consumable materials that it plans to make in-house (such as membranes). To that end, EnergyX has developed several formulations of its own ion exchange membranes, stack design, pilot equipment, as well as has procured a commercial roll-to-roll membrane manufacturing equipment, and has full-scale commercial designs for deployment at commercial scales. These are primarily intended for use at its own commercial facilities and for other customers in the lithium industry through its technology licensing business, but the Company recognizes additional opportunities to utilize membrane technology solutions in other industries. The Company may produce the other consumables from underlying technologies such as adsorption and solvent extraction, which may create additional consumable business lines.

We are innovating and pioneering the advancement of our a Direct Lithium Extraction (“DLE”) technology called-LiTAS® (Lithium-Ion Transport and Separation) platform, that combines different methodologies, such as absorption, solvent extraction, membranes and others, enabling the Company to (i) treat essentially any brine, regardless of its composition, (ii) provide a comprehensive process that produces battery-grade lithium, and (iii) achieve industry-leading lithium recoveries, with very low impurities, and one of the lowest capital and operating costs in the industry. EnergyX is currently operating pilot plants in Chile and Texas and developing and implementing demonstration plants scaling its DLE technology at both locations. EnergyX has a strong commitment to environmental sustainability, working to reduce carbon emissions and the ecological impact of energy production.

Further, EnergyX is continuously researching and developing proprietary processes, including ideas to eliminate processing steps and produce various lithium material derivatives that may or may not be valuable in the future. One such process example is to go directly from brine to lithium metal material. This innovation would drastically reduce the cost of lithium metal, a core material for next-generation high energy density batteries. Beyond the various business descriptions above, EnergyX believes our technology may have additional applications within energy storage, mineral extraction, and processing of critical minerals being used for lithium battery applications, and we are interested in various other battery base metals and opportunities that present themselves related to such. EnergyX is continuously looking at new opportunities to partner, merge, or acquire lithium resources to expand its project portfolio, and always thinking forward towards its mission of becoming a worldwide leader in the global transition to sustainable energy. We continue to explore and research other applications as they become aware to us.

2

Recent Developments

On March 21, 2025, Requisite Holders and the Majority Holders (as defined in the Company’s Certificate of Incorporation), approved the Fifth Amended and Restated Certificate of Incorporation. In accordance with the Company’s Fifth Amended and Restated Certificate of Incorporation, the Company is authorized to issue 481,977,370 shares, consisting of two classes of stock to be designated “Common Stock” and “Preferred Stock”, respectively. The Corporation is authorized to issue 400,000,000 shares of Common Stock, $0.01 par value per share, and 81,977,370 shares of Preferred Stock, $0.01 par value per share, 42,000,000 shares of which are designated “Founders 1 Preferred Stock,” 21,260,928 shares of which are designated “Series A Preferred Stock” and 18,716,442 shares of which are designated “Series B Preferred Stock.”

On April 9, 2025, EnergyX finalized its Pre-Feasibility Study (“PFS”) for Project Black Giant in partnership with Worley, a leading global professional services firm that provides engineering, procurement, and construction (EPC) management for the energy, chemicals, and resources sectors, as well as hydrogeological and environmental consulting firms. The PFS confirms the economic viability of Project Black Giant.

Operating Results

Results of Operations for the Six Months Ended June 30, 2025 and June 30, 2024

Customer Testing Income

The Company has no commercial operations at this point and have not generated material revenues from licensing our technology or selling any products. Customer testing income includes immaterial revenue from testing customer brines. The Company began tracking Customer Testing Income separately from Other Income or Expenses during the second quarter of 2023 to better track business activity. Customer Testing Income was $39,000 for the six months ended June 30, 2025 as compared to $245,000 for the six months ended June 30, 2024.

Salaries and Consulting

The slight increase in salaries and consulting fees to $5,566,743 for the six months ended June 30, 2025 as compared to $5,430,773 for the six months ended June 30, 2024 is reflective of our continued efforts to grow our business, advance the technology and establish pilot and demonstration plants for deployment in the field while managing our expenses.

Professional Services

The Company has hired a number of professional service organizations to assist and support its business operations. The Company spent $367,775 on professional services fees for the six months ended June 30, 2024 as compared to $694,463 for the six months ended June 30, 2023. This need for professional services has remained steady but the Company has made efforts to cut extraneous spending while supporting our business growth.

3

Research and Development Expenses

Research and development (R&D) expenses consist primarily of expenses related to technological development and advancement in respect of our LiTAS™ and SoLiS™ technologies. Specifically, these costs include, among others, laboratory costs, rent and equipment usage, specialty chemical purchases used in development work and other various research items supporting LiTAS™ and SoLiS™ testing and deployment efforts. The Company spent $616,729 on research and development for the six months ended June 30, 2025 as compared to $772,217 for the six months ended June 30, 2025. The decrease in research and development expenses is a result of the Company continuing to reach certain research and development milestones and allocating resources towards piloting, demonstration, and commercialization of the technology within capital expenditures.

General and Administrative Expenses

General and administrative expenses consist primarily of facility and office expenses, sales and marketing expenses, and personnel- related expenses, such as meals, travel and other related expenses, but excluding stock-based compensation and salaries. The Company spent $2,923,316 for six months ended June 30, 2025 on general and administrative expenses as compared to $1,656,864 for the six months ended June 30, 2024. This increase in general and administrative expenses is primarily a result of increases in rent and facilities expenses due to growing operations of the Company, and general increases in office and general and administrative expenses with a larger employee base.

Stock Based Compensation

Stock based compensation increased to $1,014,501 for the six months ended June 30, 2025 from $882,586 for the six months ended June 30, 2024 due to the continued issuance of stock option awards to consultants and employees as well as the increase in the price of the common stock that ultimately is reflected in the Black-Scholes option pricing methodology that determine the amounts charged for stock-based compensation.

Depreciation and Amortization Expense

Depreciation and amortization expense increased to $1,110,646 for the six months ended June 30, 2025 from $211,964 for the six months ended June 30, 2024 due primarily to ongoing purchases of laboratory, warehouse, pilot and demonstration plant machinery and equipment, among others.

Other Income or Expenses

Other income or expenses consist primarily of dividends from cash accounts, offset by losses from asset write-downs and disposals, and other general and administrative costs. Other income was $530,142 during the six months ended June 30, 2025 and $598,447 during the six months ended June 30, 2024. The increase was primarily due to higher interest income on higher cash balances and other general and administrative costs related to our Chile subsidiary in the six months ended June 30, 2025 as compared to the six months ended June 30, 2023.

Net Loss

Our net loss was $11,757,313 for the six months ended June 30, 2025 compared to $8,805,420 for the six months ended June 30, 2024. This increase in net loss is reflective of the continued rapid growth of our Company and accompanying investment by management, including increased employee count, technology development, construction and deployment of pilot and demonstration plants, and other related costs and expenses.

4

Income Tax Expense

Our non-cash income tax expense for the six months ended June 30, 2025 was $726,745 which arose from temporary differences in net accumulated net balances under EnergyX Chile related to tax losses, unpaid expenses, lease obligations, and property, plant and equipment, as well as the tax impact of permanent differences. No income tax expense was recorded for the six months ended June 30, 2024.

Credit Facilities

The Company has not entered into any credit facility with a bank or financial institution at this time.

Capital Expenditures

The Company spent $7,786,593 of cash on purchase of fixed assets during the six months ended June 30, 2025 and $4,262,196 of cash on purchase of fixed assets during the six months ended June 30, 2024. The increase of $3,524,397 is a result of capital equipment purchases for anticipated pilot and demonstration plant deployments related to our Chile and US demo plants. The Company expects that it will continue acquiring capital equipment to expand its operations and development plans particularly as it relates to our demo and commercial plants.

Contractual Obligations, Commitments, and Contingencies

In November 2020, the Company and ProfMOF AS, org, a company duly incorporated and existing under the laws of Norway (“ProfMOF”) entered into a Sublicensing Agreement for ProfMOF’s rights in intellectual property, which were originally licensed in June 2020 from Inven2, the fully owned technology transfer office of the University of Oslo. As part of the Sublicensing Agreement, the Company was required to make an up-front payment (including milestone payments) worth a total of $1,000, as well as semi-annual royalty payments with a sliding percentage scale based on the number of kilograms of the Licensed Product, as defined by the Sublicensing Agreement, the Company manufactured. Under the Sublicensing Agreement, ProfMOF shall defend any infringement within 30 days of becoming aware of such infringement. If ProfMOF does not take necessary steps to defend such infringement, the Company may at its own expense defend the Patent Rights as defined by the Sublicensing Agreement and deduct such costs from current or future royalty payments. The Sublicensing Agreement is effective until terminated. Due to the evolving nature of lithium technology, the Company has not commercialized the patented technology and thus has paid $0 in royalty payments.

During the third quarter of 2021, the Company exercised its option agreement with the University of Texas for exclusive rights to certain patent applications as part of a Patent License Agreement (the “First UT Patent License Agreement”). As part of the First UT Patent License Agreement, the Company paid for sponsored research at the University in the amount of $150,000 and was required to make annual fixed fee payments of approximately $25,000 plus royalty payments based on any revenue generated from the use of the licensed patents. In July 2022 the Company terminated the First UT Patent License Agreement with the University of Texas, as the Company did not utilize the licensed patents as part of its business, and relinquished all payment obligations, including fixed fees and royalties, due under the First UT Patent License Agreement.

In January 2023, the Company entered into a Second UT Patent License Agreement (the “Second UT Patent License Agreement”) with the University of Texas at Austin (“UT”) for UT’s rights in intellectual property jointly owned with the Company. As part of the Second UT Patent License Agreement, the Company agreed to issue UT 12,500 shares of Common Stock, and, if the technology which the patents cover is commercialized, agreed to pay UT a 3% royalty of Net Product Sales and 2% of Net Lease Sales based on the two jointly owned patents. The Company is obligated under the Second UT Patent License Agreement to maintain patent prosecution for the intellectual property, which pertains to battery framework technology and selective ion separation or transport methodology.

In November 2023, EnergyX Chile entered into an asset purchase agreement with Disruptive Electromobility SpA, a Chilean mining company, for the purchase of approximately 36,300 hectares of mining tenements in and around the Salar de Punta Negra, Antofagasta region, Chile, consisting of 127 exploration mining claims, and Multum Aurus 1 SpA, a Chilean mining company and an affiliate of Disruptive, for approximately 1,740 hectares of tenements in and around the Puerto de Mejillones, Mejillones, Chile, consisting of 6 mining concessions (collectively, the “Sellers”) in exchange for (i) a cash consideration to be paid to Sellers, (ii) a cash contribution to develop the project, allocated specifically for the operational and developmental needs of EnergyX Chile for the assets, (iii) a gross royalty on sales produced from the assets, and (iv) equity in EnergyX to be paid to Disruptive in the form of restricted stock units that convert into common stock of EnergyX upon meeting certain milestones and vesting parameters.

5

In November 2024, EXSO entered into a series of option agreements with a Texas state redevelopment agency to secure the mineral rights on acreage owned by such agency in Northeast Texas, in the Smackover region. The Smackover is a geographical formation within which there is believed to be a high concentration of lithium in underground brine. The parties entered into an option to purchase real property, which unlocks the two remaining options to mine for brine and minerals. Under the option to purchase real property, EXSO has two years to exercise the option to purchase 82.5 acres of land, after which it has 5 years to exercise the option to purchase the remaining 250 acres. Upon EXSO exercising the purchase for 82.5 acres, it shall have the right to exercise the option to lease brine and minerals within 180 days across approximately 12,500 acres. Our purchase of the 82.5 acres is conditioned upon EXSO investing $100,000,000 in capital improvements upon the property, thereby creating 100 full-time jobs, within 5 years of purchase. If the condition is not met, the political agency has a right of reverter, however EXSO can buy out the right of reverter for $5,000,000. On September 11, 2024 we entered into a lease to an industrial space within which we are building a demonstration plant which we intend to support our future mining operations. The options are contingent on the lease remaining in place.

Off-Balance Sheet Arrangements

A commercial bank issued an irrevocable standby letter of credit on behalf of the Company for $500,000. The irrevocable standby letter of credit represents funds due and owing to the commercial bank as a result of the Company’s default under one or more of the terms of the lease agreements by and between the Company and its landlord. This letter of credit had an original expiration of October 16, 2023, but such letter of credit was automatically extended for an additional period of one year, without amendment, from the expiration date. In no event shall this letter of credit be automatically extended beyond June 30, 2030. No amounts have been drawn under the standby letters of credit.

Plan of Operations

Our current plan of operations requires us to raise significant additional capital. We were successful in raising the maximum amount allowed through the Regulation A+ offering in 2024, and the Company had sufficient cash resources to fund its plan of operations through the end of Q2 2025. We are raising additional funding through a new Regulation A offering (as described under Subsequent Events), and if we are successful, we believe the Company will have sufficient cash resources to fund its plan of operations at least through the end of Q4 2026. If we are unable to do so, we may have to delay and possibly cease some operations.

We continually evaluate our plan of operations to determine the manner in which we can most effectively utilize our limited cash resources. The timing of completion of any aspect of our plan of operations is highly dependent upon the availability of cash to implement aspects of the plan and other factors beyond our control. There is no assurance that we will successfully obtain the required capital or revenues, or, if obtained, that the amounts will be sufficient to fund our ongoing operations.

Quantitative and Qualitative Disclosures about Market Risk

In the ordinary course of our business, we are not exposed to market risk of the sort that may arise from changes in interest rates or foreign currency exchange rates, or that may otherwise arise from transactions in derivatives. In the future we may be exposed to foreign currency exchange rates in Chile and Argentina.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company’s management, in consultation with its legal counsel as appropriate, assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company, in consultation with legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements.  If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. We are not aware of any matters which result in a loss contingency.

6

Relaxed Ongoing Reporting Requirements

Regulation A+ provides that a filer can take advantage of an extended transition period for complying with new or revised accounting standards. We have elected to avail ourselves of this exemption and, therefore, we will not be subject to the same adoption period for new or revised accounting standards as public companies.

At any time, we may elect to become a public reporting company under the Securities Exchange Act of 1934, as amended (the Exchange Act). If we elect to do so, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the JOBS Act) under the reporting rules set forth under the Exchange Act. As defined in the JOBS Act, an emerging growth company is defined as a company with less than $1 billion in revenue during its last fiscal year. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies.

For so long as we remain an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies,” including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

If we are required to publicly report under the Exchange Act as an “emerging growth company”, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an “emerging growth company” for up to 5 years, though if the market value of our Common Stock that is held by non-affiliates exceeds $750 million, we would cease to be an “emerging growth company.”

We are reporting under the Regulation A+ reporting requirements. If we elect not to become a public reporting company under the Exchange Act, we will be required to continue to publicly report on an ongoing basis under the reporting rules set forth in Regulation A+ for Tier 2 issuers. The ongoing reporting requirements under Regulation A+ are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semi-annual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semi-annual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

Trend Information

Because we are still in the startup / emerging growth phase and have been advancing our research and product development and pilot deployment activities, we are unable to identify any recent trends in revenue or expenses. Thus, except as set forth below, we are unable to identify any known trends, uncertainties, demands, commitments or events involving our business that are reasonably likely to have a material effect on our revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause the reported financial information in this offering Circular to not necessarily be indicative of future operating results or financial condition.

Unpredictable events and associated business disruptions including delayed piloting trials and laboratory resources could harm our financial condition, affect our operations, increase our costs and expenses, and impact our ability to raise capital. Our operations could be subject to unpredictable events, such as snowstorms, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics or pandemics, and other natural or manmade disasters or business interruptions, for which we may not be insured. We do not carry insurance for all categories of risk that our business may encounter. The occurrence of any of these business disruptions could seriously harm our operations and financial condition. The ultimate impact on us and any delays in our research and development is unknown, but our operations and financial condition could suffer in the event of any of these types of unpredictable events. Further, any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our business, results of operations, financial condition and cash flows.

Item 2. Other Information

None.

7

Item 3. Financial Statements

F-1

ENERGY EXPLORATION TECHNOLOGIES, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	JUNE 30, 2025	DECEMBER 31, 2024
	(UNAUDITED)
ASSETS
Current Assets:
Cash and Cash Equivalents	$13,894,534	$36,019,781
Accounts Receivable	129,254	134,630
Prepaid Expenses, Deposits and Other Assets	359,351	2,062,997
Total Current Assets	14,383,139	38,217,408
Value-added tax asset	4,138,847	1,768,340
Inventory	373,466	-
Intangible Assets	11,323,360	5,508,090
Property, Plant & Equipment, net	32,235,051	25,666,816
Operating Lease Right of Use Asset	3,064,832	4,296,516
Financing Lease Right of Use Asset	690,175	265,317
Total Assets	$66,208,870	$75,722,487

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts Payable	$2,195,679	$3,865,300
Accrued and other liabilities	364,198	609,468
Deferred revenue	730,748	-
Short Term Operating Lease Liability	386,341	748,944
Short Term Financing Lease Liability	154,319	62,924
Total Current Liabilities	3,831,285	5,286,636
Deferred tax liabilities	726,745	-
Long Term Lease Liabilities:
Operating Lease Liability	3,600,322	3,600,322
Financing Lease Liability	529,205	173,639
Total Liabilities	$8,687,557	$9,060,597
Stockholders’ Equity:
Founders-1 preferred stock at $0.01 par value, 42,000,000 shares authorized, issued and outstanding on June 30, 2025 and December 31, 2024	420,000	420,000
Preferred stock- Series A at $0.01 par value, 21,260,928 issued and outstanding on June 30, 2025 and December 31, 2024	212,610	212,610
Preferred stock- Series B at $0.01 par value, 18,716,442 shares authorized; 9,358,221 shares issued and outstanding on June 30, 2025 and December 31, 2024	187,164	187,164
Common Stock at $0.01 par value, 400,000,000 shares authorized, 110,024,100* shares issued and outstanding on June 30, 2025 and 110,042,200 shares issued and outstanding on December 31, 2024	1,102,410	1,100,422
Warrants	75,000	75,000
Additional Paid in Capital	119,622,579	117,055,253
Accumulated Deficit	(64,098,450)	(52,388,559)
Total Stockholders’ Equity	57,521,313	66,661,890
Total Liabilities and Stockholders’ Equity	$66,208,870	$75,722,487

* Including subscribed, paid for but yet to be issued shares from the Company’s ongoing Regulation A+ offering

F-2

ENERGY EXPLORATION TECHNOLOGIES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six Months Ended June 30,
	2025	2024
	(UNAUDITED)
Total Revenue
Customer Testing Income	$39,000	$245,000

Total Expenses
Salaries and Consulting	5,566,743	5,430,773
Professional Services	367,775	694,463
Research and Development	616,729	772,217
General and Administrative	2,923,316	1,656,864
Stock Based Compensation	1,014,501	882,586
Depreciation and Amortization Expense	1,110,646	211,964
Total Expenses	11,599,710	9,648,867
Loss from Operations	11,560,710	9,403,867
Other income, net	530,142	598,447
Loss before income taxes	11,030,568	8,805,420
Income tax expense	726,745	-
Net Loss	$11,757,313	$8,805,420

F-3

ENERGY EXPLORATION TECHNOLOGIES, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Preferred Stock	Common Stock	Warrants	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at December 31, 2024	$819,774	$1,100,422	$75,000	$117,055,253	$(52,388,559)	$66,661,890
Issuance of common stock	—	1,988	—	1,816,605	—	1,818,593
Stock issuance costs	—	—	—	(263,780)	—	(263,780)
Stock based compensation	—	—	—	1,014,501	—	1,014,501
Prior period adjustment	—	—	—	—	47,422	47,422
Net loss	—	—	—	—	(11,757,313)	(11,757,313)
Balance at June 30, 2025	$819,774	$1,102,410	$75,000	$119,622,579	$(64,098,450)	$57,521,313

	Preferred Stock	Common Stock	Warrants	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at December 31, 2023	$409,887	$471,630	$75,000	$60,260,704	$(33,382,207)	$27,835,014
Issuance of common stock	—	42,805	—	36,942,771	—	36,985,576
Stock issuance costs	—	—	—	(7,581,658)	—	(7,581,658)
Stock based compensation	—	—	—	882,586	—	882,586
Net loss	—	—	—	—	(8,805,420)	(8,805,420)
Balance at June 30, 2024	$409,887	$514,435	$75,000	$90,504,403	$(42,187,627)	$49,316,098

F-4

ENERGY EXPLORATION TECHNOLOGIES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30,
	2025	2024
	(UNAUDITED)
Cash Flows Used in Operating Activities
Net Loss	$(11,757,313)	$(8,805,420)
Adjustments to Reconcile Net Loss to Net Cash Flows Used in Operating Activities
Stock Based Compensation	1,014,501	882,586
Loss on Disposal of Assets	—	6,754
Deferred income taxes	726,745	—
Depreciation and Amortization	1,117,037	211,964
Changes in Assets & Liabilities that Increase/(Decrease) Cash
Accounts Receivable	5,376	(120,083)
Value-added tax asset	(2,370,507)	—
Accounts Payable	(1,669,621)	(109,388)
Accrued and Other Liabilities	625,734	(243,887)
Prepaid Expenses and Other Assets	2,240,167	(583,975)
Net Cash Flows Used in Operating Activities	(10,067,881)	(8,761,449)
Cash Flows Used in Investing Activities
Purchase of Fixed Assets	(7,786,593)	(4,262,196)
Additions of Intangible Assets	(5,815,270)	(266,315)
Net Cash Flows Used in Investing Activities	(13,601,863)	(4,528,511)
Cash Flows Used in Financing Activities
Payments of Financing Lease	(39,496)	(40,512)
Issuance of common stock	1,988	42,805
Additional contributed capital	1,582,005	29,361,113
Net Cash Flows Provided by/(Used in) Financing Activities	1,544,497	29,363,406
Net Increase/(Decrease) in Cash	(22,125,247)	16,073,446

Cash at Beginning of Period	36,019,781	20,475,353
Cash at End of Period	$13,894,534	$36,548,799

F-5

ENERGY EXPLORATION TECHNOLOGIES, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

Unaudited Interim Financial Statements

The consolidated financial statements of EnergyX, including the consolidated balance sheet as of June 30, 2025, the consolidated statements of operations, the consolidated statements of changes in stockholders’ equity, and the consolidated statements of cash flows for the six months ended June 30, 2025 and 2024, as well as the information disclosed in the accompanying notes, are unaudited. The consolidated balance sheet as of December 31, 2024, was derived from the audited consolidated financial statements as of that date.

The accounting and reporting policies of the Company conform with generally accepted accounting principles (“GAAP”) in the United States of America, and, as such, include amounts based on judgments, estimates and assumptions made by management that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. The following is a description of the more significant accounting policies followed by the Company:

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, EnergyX Chile SpA, Energy Exploration Technologies Argentina SAU, and EXSO, LLC. All intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. There was $13,894,534 and $36,019,781 in cash and cash equivalents as of June 30, 2025 and December 31, 2024, respectively, of which $10,251,911 and $30,905,707 was in invested cash equivalents for the same periods, respectively.

Accounts Receivable

Accounts receivable include amounts billed from testing lithium-bearing brines provided by our customers for which we have contractual agreements in place, as well as amounts billed for system equipment. We do not have a history of uncollectible accounts, and as such, we do not estimate an allowance for credit losses.

Prepaid Expenses

Expenditures made to secure the use of assets or the receipts of services at a future date are charged to prepaid expense and are amortized based on the term and usage of the related asset or service.

Value-Added Tax (“VAT”) Asset

Value-added tax asset is from both capital and operating expenditures that we anticipate being refunded to EnergyX Chile SpA by the Chilean tax authority, Servicio de Impuestos Internos. The refund will be in the form of a tax credit against future tax liabilities.

Inventory

Inventory is stated at the lower of cost or net realizable value.

Property, Plant, and Equipment

Property, plant, and equipment is recorded at cost. Expenditures for construction activities, and improvements are capitalized, while expenditures for operations and maintenance and general and administrative activities are charged to expense as incurred.

The Company depreciates property, plant, and equipment using the straight-line depreciation method. Upon retirement or other disposition of property, plant and equipment, the cost and related accumulated depreciation are removed from the balance sheet, and any resulting gains or losses are recorded in the consolidated statements of operations.

F-6

Intangible Assets

Intangible assets consist of mineral rights related mining tenements in Chile. As of June 30, 2025 and December 31, 2024, the Company held approximately 111,200 acres of mining tenements.

The carrying amount of mineral rights as of June 30, 2025 and December 31, 2024, was $11,045,638 and $5,508,090, respectively, which is determined based on the initial acquisition cost and other capitalized costs in line with the Company’s policies for capitalization of exploration and evaluation costs of its lithium projects.

In addition to the initial acquisition cost of the mineral rights, there are future milestone-based share issuances from the Company to the seller, as defined in the purchase agreement, based upon certain operational metrics, which may or may not be achieved. The Company will periodically evaluate the carrying amount of mineral rights for impairment, considering factors such as changes in the asset’s potential for commercial extraction of lithium, market conditions, technological developments, and regulatory environment.

Further, in addition to the initial acquisition cost, a royalty shall apply as a percent of revenue generated from the brine from the mining tenements, in perpetuity with no limitation in years, minus any concessions per the agreement.

The useful life of mineral rights is currently undefined due to the inherent uncertainty associated with the estimation of lithium reserves, as well as the potential for technological advancements impacting extraction methods and economic viability. The Company has not begun amortizing the capitalized costs associated with exploration and development activities as of June 30, 2025. In addition, the Company capitalized $277,722 of technical consulting spend on Project Lonestar as an intangible asset during the six months ended June 30, 2025.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. If events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable, the carrying amount of the asset group is compared to future undiscounted net cash flows, excluding interest costs, expected to be generated by the asset group and their ultimate disposition. If the sum of the undiscounted cash flows is less than the carrying value of the assets, the impairment to be recognized is measured by the amount by which the carrying amount of the asset group exceeds the fair value of the asset group. Assets to be disposed are reported at the lower of the carrying amount or fair value, less costs to sell.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Leases

The Company follows ASU 2016-02, Leases (Topic 842) to determine if an arrangement is a lease at inception. Lease right-of-use (ROU) assets represent the Company’s right to an underlying asset for the lease term and operating lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Lease ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Leases with an initial term of 12 months or less are not recorded on the balance sheet in accordance with the short-term lease exception included within Topic 842. When the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The lease ROU asset also includes any base lease payments made in advance and excludes non- lease components. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has lease agreements with lease and non-lease components, which are generally accounted for separately.

Accounts Payable and Accrued and Other Liabilities

Accounts payable balance represents all invoices the Company has received, while accrued and other current liabilities consist of payroll related accruals, short-term lease obligations, and estimated accruals when work has been performed, but an invoice has not been issued.

Deferred Revenue

Deferred revenue is recognized in accordance with Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers. We record as deferred revenue any non-refundable amounts that are related to prepayments from customers, which is recognized as revenue as or when the performance obligations are satisfied.

F-7

Revenue Recognition

Revenue is recognized in accordance with ASC 606, Revenue from Contracts with Customers.

The Company’s source of revenue is generated from both testing lithium-bearing brines provided by our customers, as well as the sale of system equipment. The Company recognizes revenue when phase testings or milestones are reached. The amount of revenue recognized reflects the contractual agreement in place for the customer.

The Company does not have any material contract assets or liabilities related to customer testing income.

In February 2025, the Company executed a sales order to provide a customer with a custom-built bipolar electrodialysis demo system by early 2026 for $1.3 million. All payments have been recorded to deferred revenue.

Expense and Other Income Recognition

Expenses are recognized when incurred. Other income is recognized when earned, which primarily includes interest income, realized and unrealized gains on cash investments.

Research and Development

Research and development costs are charged to expenses as incurred. The Company is engaged in research and development of novel lithium extraction technologies with wide applications in ionic separations and selective ion transfer. Initial focus includes lithium separation and transport membranes, as well as adsorption, solvent extraction, and lithium chloride brine to lithium hydroxide and lithium metal direct conversion. The Company has developed such LiTAS® technologies that exhibit selectivity between lithium and other problematic impurities in lithium extraction. Using our proprietary lithium separation technologies in greenfield or existing production processes, EnergyX can dramatically improve the lithium recovery rate of current extraction methods from brines.

Laboratory bench scale equipment and supplies have been purchased to aid the development of the company’s lithium processing and battery technologies. Several larger pilot systems have been purchased, and pre-commercial demonstration scale units are being procured for development at multiple test-bed sites. General laboratory and analytical equipment and supplies purchased includes analysis equipment for testing solution and samples.

Advertising

The Company has both general advertising campaigns and promotions, as well as advertising and general solicitation in the offering and sale of securities under Regulation A+ exemptions.

As part of capitalizing solicitation costs related to our offering and sale of securities, the Company assesses and determines whether the costs are 1) incremental and directly associated with the offerings, 2) were not considered period costs such as general advertising and promotions that are not considered costs of issuance, and 3) are not costs related to an aborted offering as per ASC 340, Other Assets and Deferred Costs, as well as Staff Accounting Bulletin (SAB) Topic 5.A, Miscellaneous Accounting.

General advertising – The Company expenses the cost of all general advertising campaigns and promotions as they are incurred. During the six months ended June 30, 2025 and 2024, the Company expensed these advertising costs of $263,649 and $201,368, respectively, to sales and marketing expense.

Regulation A+ investment offerings – During the six months ended June 30, 2025 and 2024, the Company capitalized costs of $263,780 and $7,581,658, respectively, to Additional Paid in Capital.

Income Taxes

Income taxes are accounted for using an asset-liability method. Deferred income taxes and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of the change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established for deferred tax assets that, based on management’s evaluation, are not expected to be realized.

F-8

Tax benefits of uncertain tax positions are recorded only where the position is “more likely than not” to be sustained based on their technical merits. The amount recognized is the amount that represents the largest amount of tax benefit that is greater than 50% likely of being ultimately realized. A liability is recognized for any benefit claimed or expected to be claimed, in a tax return in excess of the benefit recorded in the financial statements, along with any interest and penalty (if applicable) in such excess. The Company has no uncertain tax position as of June 30, 2025 and 2024.

Fair Value Measurements

The carrying amounts of the Company’s financial instruments including Cash and Cash Equivalents approximate fair value due to the short-term nature of those instruments. The Company determines the fair value based upon the exit price that would be received to sell an asset or paid to transfer as liability in an orderly transaction between market participants, as determined by either the principal market or most advantageous market. Inputs used in the valuation techniques to derive fair value are classified based on a three-level hierarchy. These levels are:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs. Cash equivalent accounts, consisting primarily of treasury bills (“T-bills”) issued by the US Treasury are classified as Level 1.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

As of June 30, 2025 and December 31, 2024, the carrying amount of the Company’s financial instruments were determined using Level 1 inputs.

Stock-Based Compensation

The Company follows the provisions of ASC 718-20, Stock Compensation, Awards Classified as Equity, requiring that compensation cost relating to share-based payment transactions be recognized in the financial statements. Compensation expense for options granted and expected to vest to employees, directors and certain service providers (“grantees”), and expected to vest, is determined based on estimated fair value of the options at the time of grant using the Black- Scholes option pricing model, which considers, as of the grant date, the estimated fair market value of the underlying shares, expected volatility, expected dividend yield and the risk-free interest rate over the expected life of the option. The grant date fair value of Restricted Share Awards (RSAs) is based on the estimated value of the restricted share on the date of grant. The compensation cost for all share-based awards is recognized as an expense over the grantee’s requisite service period (generally the vesting period of the equity award), except for costs related to persons directly involved in the development and/or construction of the projects which are capitalized into Construction in Progress during the capitalization period. Shares are issued from authorized shares in settlement of options exercised. RSAs are included in common shares issued and outstanding from the date of issuance. Forfeitures are accounted for as they occur.

PREPAID EXPENSES, DEPOSITS AND OTHER ASSETS

Prepaid expenses, deposits, and other assets consisted of the following:

	June 30, 2025	December 31, 2024
Insurance	$8,716	$30,612
Security deposits and prepaid final month rents	106,940	185,082
Registrations and subscriptions	25,184	95,852
Vendor agreements	218,511	694,216
Regulation A funding holdbacks	-	1,057,235
Total	$359,351	$2,062,997

INVENTORY

Inventory consisted of the following:

	June 30, 2025	December 31, 2024
Work in process	$373,466	$-
Raw materials	-	-
Finished goods	-	-
Total	$373,466	$-

F-9

PROPERTY, PLANT AND EQUIPMENT

Assets are depreciated using the straight-line depreciation method applied to groups of assets with varying useful lives. Leasehold improvements are amortized over the shorter of the lease term or the useful lives of the assets.

Property, plant and equipment as of June 30, 2025 and December 31, 2024, consisted of the following:

	Estimated Useful Life (Years)	June 30, 2025	December 31, 2024
Assets under construction		$838,049	$3,392,983
Computer equipment	3	141,589	141,589
Leasehold improvements	7	6,462,308	6,239,509
Furniture and fixtures	3	223,576	218,943
Lab and warehouse equipment	3–10	3,492,252	3,389,300
Trucks	2-3	198,220	168,855
Bench, pilot and demo equipment	3	20,681,689	12,445,329
Capitalized commercialization consulting costs	20	2,207,471	592,295
Total property, plant and equipment		34,245,154	26,588,803
Less accumulated depreciation and amortization		(2,010,103)	(921,987)
Property, plant and equipment, net		$32,235,051	$25,666,816

DEFERRED REVENUE

The Company recognizes deferred revenue in accordance with ASC 606, Revenue from Contracts with Customers. We record as deferred revenue any non-refundable amounts that are related to prepayments from customers, which is recognized as revenue as or when the performance obligations are satisfied.

As of June 30, 2025, we had $730,748 of deferred revenue from remaining performance obligations for which goods or services have not been delivered. The balance is expected to be recognized as revenue during 2025 and 2026. We expect to recognize the full amount of our remaining performance obligations as revenue during the next 12 months.

REVENUE RECOGNITION

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. The following summarizes significant information about the Company’s revenue recognition policies:

Customer Testing Income:

Customer Testing Income primarily consists of revenues generated from testing lithium-bearing brines provided by our customers. The Company recognizes revenue when phase testings or milestones are reached. The amount of revenue recognized reflects the contractual agreement in place for the customer.

The Company does not have any material contract assets or liabilities related to Customer Testing Income.

EQUITY INCENTIVE PLANS

The Company agrees to issue restricted common stocks in the Company on the terms and conditions of award agreements to be entered into between Consultants, Advisors or Directors and the Company (an “Award Agreement”) issued pursuant to equity incentive plans that have been adopted by the Company. The Award Agreement(s) shall be subject to the terms and conditions of such equity incentive plans.

F-10

The original 2019 Equity Incentive Plan, taking into consideration all stock splits of the Company, was authorized to grant up to 30,000,000 awards of incentive stock options, non-qualified stock options and restricted stock. The original 2021 Equity Incentive Plan, taking into consideration all stock splits of the Company, was authorized to grant up to 16,000,000 awards of incentive stock options, non-qualified stock options and restricted stock.

On April 30, 2022, all unused 3,998,964 awards from the 2019 Equity Incentive Plan poured out into the 2021 Equity Incentive Plan for a total 19,998,964. On December 21, 2022, by unanimous approval of the Company’s Board of Directors, the 2021 Equity Incentive Plan was increased in size according to the Fourth Amended & Restated Certificate of Incorporation by 34,842,680, totaling 54,841,644 plus any awards expiring, terminating, cancelled or forfeited from the 2019 Equity Incentive Plan. As of June 30, 2025, the total awards poured into the 2021 Equity Incentive Plan stood at 6,413,774 awards, inclusive of 3,998,964 unused awards poured in on April 30, 2022.

Pursuant to the 2021 Equity Incentive Plan, taking into consideration all stock splits and issued non- qualified stock options and restricted stock, as of June 30, 2025, there were 22,469,972 outstanding non-qualified stock options and restricted stock, as per the below table:

	June 30, 2025	December 31, 2024
Non-qualified stock options	51,393,820	51,242,852
Restricted stock awards	6,828,888	6,828,888
Option pool outstanding	22,469,972	22,620,940
Options exercised	150,000	150,000
Total	80,842,680	80,842,680

Some options issued to employees or contractors may have vesting dates prior to grant dates, which may impact recorded options outstanding for prior periods.

STOCKHOLDERS’ EQUITY

On March 21, 2025, Requisite Holders and the Majority Holders (as defined in the Company’s Certificate of Incorporation), approved the Fifth Amended and Restated Certificate of Incorporation. In accordance with the Company’s Fifth Amended and Restated Certificate of Incorporation, the Company is authorized to issue 481,977,370 shares, consisting of two classes of stock to be designated “Common Stock” and “Preferred Stock”, respectively. The Corporation is authorized to issue 400,000,000 shares of Common Stock, $0.01 par value per share, and 81,977,370 shares of Preferred Stock, $0.01 par value per share, 42,000,000 shares of which are designated “Founders 1 Preferred Stock,” 21,260,928 shares of which are designated “Series A Preferred Stock” and 18,716,442 shares of which are designated “Series B Preferred Stock.”

The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation or pursuant to the General Corporations Act. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 3682(b)(2) of the General Corporations Act.

F-11

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock (including Founders-1 Preferred Stock, Series A Preferred Stock and Series B Preferred Stock) then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a deemed liquidation event (as defined below), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such deemed liquidation event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock or any other class ranking junior in right of payment to the Founders Stock by reason of their ownership thereof. Such distributions shall be made as follows: (a) with respect to the Series B Preferred Stock, an amount per share equal to the sum of (i) one and one-half times (1.5x) the original issue price of the Series B Preferred Stock, as adjusted for the Forward Stock Split ($2.00 per share), (ii) any unpaid accruing dividends, and (iii) any dividends (other than accruing dividends) declared but unpaid thereon, (b) with respect to the Series A Preferred Stock, the greater of (i) an amount per share equal to the original issue price of Series A Preferred Stock, as adjusted for the Forward Stock Split ($0.4083 per share), plus the sum of (A) any unpaid according dividends thereon, and (B) any dividends (other than accruing dividends) declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution, winding up or deemed liquidation event and (c) with respect to the Founders 1 Preferred Stock, an amount per share equal to the greater of (i) original issue price of the Founders 1 Preferred Stock, as adjusted for the Forward Stock Split ($0.0125 per share), or (ii) such amount per share as would have been payable had all shares of Founders 1 Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution, winding up or deemed liquidation event. If upon any such liquidation, dissolution or winding up of the Company or deemed liquidation event, the assets of the Company available for distribution to its stockholders are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled as set forth hereunder, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Each share of Preferred Stock will be convertible, at the option of the holder, at any time into shares of Common Stock as determined by dividing the applicable Original Issue Price by the applicable Conversion Price. In addition, there are events that would trigger a mandatory conversion of Preferred Stock, including: (A) sale of shares of Common Stock to public at a price per share of at least three times the Series B Original Issued Price as part of an underwritten public offering of at least $150 million on Nasdaq, NYSE or another stock exchange approved by the Board, (B) initial listing of the Company’s Common Stock on Nasdaq or NYSE or another exchange at a price per share of at least three times the Series B Original Issue Price resulting in aggregate consideration of at least $150 million, (C) completion of a merger, acquisition, business combination, consolidation or share exchange with a Special Purpose Acquisition Company (“SPAC”) or similar entity in which common stock of the surviving or parent entity are listed on NYSE or Nasdaq or another exchange at a price per share of at least three times the Series B Original Issue Price with aggregate proceeds of at least $150 million, or (D) By a vote or written consent of the requisite holders of Series A and B Preferred stock.

EQUITY TRANSACTIONS

As of June 30, 2025, the Company has raised approximately $132 million, in cumulative gross proceeds through exempt offerings of common stock, preferred stock and convertible notes, which have all been converted.

F-12

Share Purchase Agreements

On April 9, 2022, the Company entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with GEM Global Yield LLC SCS and GEM Yield Bahamas Ltd (collectively, “GEM”). Pursuant to the Share Purchase Agreement, upon a public offering (whether by an initial public offering, a reverse merger, acquisition/merger by/with a special purpose acquisition company or other similar go- public event), the Company is granted the option of selling shares of its Common Stock to GEM at a slight discount to the then-current publicly traded price in exchange for cash, up to an aggregate purchase price of $450 million. The Share Purchase Agreement contains several constraints, such as a limitation on the amount of shares that the Company can sell to GEM in a sale transaction and certain controls relating to the time period between each sale of shares to GEM. In addition to and concurrently with the Share Purchase Agreement, the Company has also agreed to grant a warrant to GEM, granting GEM the right to purchase 1.5% of all outstanding shares of Common Stock of the Company (excluding options and grant awards) upon a public offering at the public offering price per share.

Regulation A+ Common Stock Offerings

On September 30, 2022, the Company held its first closing under its Regulation A+ offering, which was filed with the SEC through a Form 1-A Offering Circular on June 7, 2022, and received approximately $6.9 million through the sale of Common Stock, net of offering costs and commissions.

On October 6, 2023, the Company re-launched its fundraising campaign under Regulation A+ with an offering price of $8.00/share. As of December 31, 2024 and 2023, the company has raised approximately $15.4 million and $3.3 million, respectively, in gross proceeds before offering costs and commissions at the $8.00 share price.

On February 9, 2024, the Company increased the share price of its Regulation A+ offering to $9.00/share and, as of December 31, 2024, has raised approximately $29.8 million in gross proceeds before offering costs and commissions.

On June 27, 2024, the Company increased the share price of its Regulation A+ offering to $9.50/share and, as of December 31, 2024, has raised approximately $28.5 million in gross proceeds before offering costs and commissions.

Note that due to the ongoing nature of share issuances, disputes, chargebacks and refunds, the number of shares issued as shown in prior periods is subject to change by immaterial amounts.

On October 3, 2024, the Company’s Regulation A+ investment offering successfully concluded with $74.8 million in cumulative gross proceeds and fees collected, and before offering costs and commissions.

F-13

Regulation D Common Stock Offerings

The Company raised approximately $242,000 in Regulation D proceeds in 2024 before offering costs and commissions, split across $8.00/share, $9.00/share, and $9.50/share issuances.

Regulation CF Common Stock Offerings

During 2024, the Company raised $1.9 million in Regulation CF proceeds before offering costs and commissions, and subsequently received the cash in February 2025. The share issuance was not recorded until the cash was received.

COMMITMENTS

Texas, USA

Headway Site in Austin, Texas - On June 1, 2021, the Company entered into a lease agreement for office and lab space in Austin, TX (“Headway Site”). On October 7, 2021, the Company extended the lease agreement on the same terms with a lease termination date of May 31, 2022. The Company further extended lease obligations in February 2022 and in January 2023. During February 2023, the Company extended and expanded its lease for an additional 3 years, extending the term through January 2026.

Ridgepoint Site in Austin, Texas - On October 11, 2022, the Company entered into a lease for its new office and laboratory space in Austin TX (“Ridgepoint Site”). The new facilities span approximately 36,000 square feet and has been remodeled by the Company. The lease agreement has an initial term of seven years and the Company is obligated to pay aggregate annual rent of approximately $5.8 million over the seven years. The lease began upon the Company moving into the space during October 2024 and was granted a certificate of occupancy. On April 15, 2024, the Company entered into a first amendment to this lease. The amendment includes adjustments to certain terms and conditions of the original lease agreement, including a revised lease commencement date of June 1, 2024. On January 31, 2025, the Company received a $900,000 tenant improvement allowance under its lease agreement related to the Ridgepoint Site lease, after fulfilling the specified contractual requirements.

Rutherford Site in Austin, Texas - On July 1, 2023, the Company entered into a month-to-month lease for an engineering build space in Austin, TX (“Rutherford Site”). This facility spans approximately 6,800 square feet of rentable space. On September 6, 2023, the Company entered into a second amendment to the lease with the landlord to replace certain HVAC equipment, with the Company paying an immaterial amount towards the cost of the replacement. On May 16, 2024, the Company entered into a third amendment to its warehouse lease agreement at the Rutherford Site, extending the lease for an additional term of 36 months to June 30, 2027 covering approximately 5,600 square feet of warehouse space. In October 2024, the Company’s operations team and activities from our build facility, along with both the offices at our Rutherford Site and the warehouse space at our Braker Site, have been relocated to our Ridgepoint Site. As of January 1, 2025 the Company has been actively marketing the Rutherford Site for sublease.

Elm Site in Hooks, Texas - On September 11, 2024, EXSO entered into a lease agreement for office and lab space in Hooks, TX (“Elm Site”). The facility spans approximately 22,150 square feet and includes a parcel of land of approximately one acre. The lease agreement has an initial term of three years through July 2027, with two options of one year each. EXSO is obligated to pay approximately $278,700 over the initial term. The first and second one-year options would add additional rent of approximately $96,815 and $99,720, respectively.

F-14

Antofagasta, Chile (“Testbed”)

“Las Ilusiones Street” (“Lot A”) – On June 1, 2023, EnergyX Chile SpA leased a 3,000 square meters site with a 799 square meters warehouse with electricity (“Lot A”) for its Testbed facility for 5 years in the city of Antofagasta, Chile. The lease term can be extended for five terms of 12 months, each. The location was strategically located nearby two ports.

“Los Pensamientos Passage” (“Lot B”) – On June 1, 2024, EnergyX Chile SpA entered into a first amendment to the lease agreement for a second lot, Lot B, for its Testbed facility. The amendment adjusts certain terms and conditions of the original Lot A lease agreement, including an increase in the leased area from 3,000 m2 to 5500 m2 and a rise in the monthly payment from UF 120 to UF 170 (approximately USD 4,968 to USD 7,038). The end date of the contract remains unchanged. The Company has recognized the Right-of-Use (ROU) asset and corresponding lease liability in its financial statements, reflecting the updated lease area and new payment terms. Future payments and the discount rate were recalculated as necessary in accordance with IFRS 16.

The Company accounts for its U.S. leases in accordance with ASC 842, and accounts for its Chile leases in accordance with IFRS 16, which have not been adjusted to conform with US GAAP as the Company has deemed it immaterial to its consolidated financial statements.

The current portion of the operating and finance lease liabilities are included as part of accrued and other liabilities in the accompanying consolidated balance sheet.

LEASES

The Company accounts for its U.S. leases in accordance with ASC 842, and accounts for its Chile leases in accordance with IFRS 16, which have not been adjusted to conform with US GAAP as the Company has deemed it immaterial to its consolidated financial statements.

The Company determines if an arrangement is a lease at contract inception. A lease exists when a contract conveys to the Company the right to control the use of identified property, plant, or equipment for a period of time in exchange for consideration. The definition of a lease embodies two conditions: (1) there is an identified asset in the contract that is land or a depreciable asset (i.e., property, plant, and equipment), and (2) the Company has the right to control the use of the identified asset and to obtain substantially all of the economic benefits from using the underlying asset.

Right-of-use assets represent the Company’s right to control the use of an explicitly or implicitly identified fixed asset for a period of time and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. The lease liabilities are measured at the present value of the unpaid lease payments at the lease commencement date. Key estimates and judgments include how the Company determined the incremental borrowing rate (“IBR”) it uses to present value the unpaid lease payments, the lease term and lease payments.

ASC 842 requires a lessee to discount its unpaid lease payments using the interest rate implicit in the lease or, if that rate cannot be readily determined, its IBR. In some instances, the Company’s leases do not provide an implicit rate; therefore, management uses its IBR based on the information available at commencement date in determining the present value of lease payments.

F-15

The lease term for the Company’s lease includes the noncancelable period of the lease plus the renewal options the Company is certain to exercise. Lease payments included in the measurement of the lease asset or liabilities comprised of fixed payments. The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date less any lease incentives received. For operating leases, the ROU asset is subsequently measured throughout the lease term at the carrying amount of the lease liability, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

See “Commitments” above for a listing of the Company’s leases.

The following is a maturity analysis of the annual undiscounted cash flows of the operating and finance lease liabilities as of June 30, 2025:

	Operating Minimum Lease Payment	Finance Minimum Lease Payment
Years Ending December 31,
2025	$532,801	$174,803
2026	843,538	349,606
2027	761,358	177,606
2028	666,217	35,569
2029	687,868	-
Thereafter	1,505,452	-
Total undiscounted cash flows	4,997,234	737,584
Less imputed interest	1,010,571	54,060
Net present value of lease liability	$3,986,663	$683,524

The components of lease cost as of June 30, 2025 and 2024, are as follows:

	June 30, 2025	June 30, 2024
Operating lease cost	$490,344	$165,600
Finance lease cost:
Amortization of assets	$68,280	$33,541
Interest on lease liabilities	$12,331	$8,854

F-16

Supplemental balance sheet information at June 30, 2025 and December 31, 2024 related to the leases are as follows:

Operating lease:

	June 30, 2025	December 31, 2024
Assets—operating lease right of use asset	$3,064,832	$4,296,516
Liabilities:
Current—operating lease liability	$386,341	$748,944
Noncurrent—operating lease liability	3,600,322	3,600,322
Total Lease Liability	$3,986,663	$4,349,266

Finance lease:

	June 30, 2025	December 31, 2024
Assets—finance lease right of use asset	$690,175	$265,317
Liabilities:
Current—finance lease liability	$154,319	$62,924
Noncurrent—finance lease liability	529,205	173,639
Total Lease Liability	$683,524	$236,563

INCOME TAXES

EnergyX (Puerto Rico Entity)

The Company operates under the provisions of a Tax Exemption Agreement from the Commonwealth of Puerto Rico pursuant to the terms of Act No. 60, as amended from Act No. 20-2012. The tax exemption grant is in accordance with the applicable terms of the Act covering the performance of the eligible service activities for markets outside of Puerto Rico. Under the provisions of the Tax Exemption, the Company was granted a partial tax exemption from certain Puerto Rico taxes, including income taxes, personal and real property taxes, municipal taxes, among others applicable to Export Service Income (“ESI”), as defined in the grant, and eligible property. The exemption period is twenty (20) years. All income generated from the ESI activity of the Company shall be taxed at a 4% flat rate for income taxes. Municipal license taxes will be 60% exempt during the term of the grant. Real and personal property used in the trading company activities will be exempt 90% during the term of the grant.

Non eligible services under the provisions of a Tax Exemption Agreement, the Company is subject to income taxes in Puerto Rico, at statutory rates which range from 18.5% to 37.5% depending on the level of taxable income. Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities.

A valuation allowance is recorded if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets may not be realized. At December 31, 2024, the Company recorded a valuation allowance for the entire $2,561,443 deferred tax asset due to the uncertainty surrounding the timing of realizing certain tax benefits in future income tax returns.

F-17

The authoritative guidance on accounting for uncertainty in income taxes prescribes a comprehensive model for the financial statement recognition, measurement, presentation, and disclosure of income tax uncertainties with respect to positions taken or expected to be taken on income tax returns. Under the authoritative accounting guidance, income tax benefits are recognized and measured based upon a two-step model: 1) a tax position must be more likely than not to be sustained based solely on its technical merits in order to be recognized, and 2) the benefit is measured as the largest dollar amount of that position that is more likely than not to be sustained upon settlement. The difference between the benefit recognized in accordance with this model and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit. No adjustment was required as part of this accounting guidance.

The Company files income tax returns under the Internal Revenue Code of the Commonwealth of Puerto Rico and under the provisions of Act No. 60. The Company remains subject to income tax examinations for its Puerto Rico income taxes generally for years 2020 through 2024.

The Company files U.S. Tax returns as administered by the Internal Revenue Service beginning in tax year 2019. The Company currently has a late outstanding tax return for the year ended 2023, as well as the current filing for the year ended 2024. These tax returns are expected to have tax losses. There may be research and development tax credit carryforwards and NOL carryforwards generated through the filings that may expire at various times through 2039. These carryforwards are currently not considered usable due to the losses of the Company. Pursuant to the Tax Cuts and Jobs Act, any of the Company’s newly generated Federal NOL carryforwards can be carried forward indefinitely, while being limited to 80% of taxable income (determined without regard to the deduction). At December 31, 2024, the Company had $50,901,155 in NOL carryforwards that may be offset against future taxable income and expire between 2029 and 2034. The Company is currently open to audit under the statute of limitations by the Internal Revenue Service for the years ended December 31, 2020 through December 31, 2024.

EnergyX Chile (Chile Entity)

EnergyX Chile operates under the provisions of the Chilean tax authority, “Servicio de Impuestos Internos”, and files its annual income tax return under the Chilean income tax law (“Chile Income Tax Law”) applicable to small-medium businesses.

Corporate Income Tax - The Chilean income tax has two stages: 1) Income tax at the business or company level whereby profits from corporations, limited liability companies, partnerships and others are taxable at a corporate income tax rate of 27%, and 2) Income tax at the owners level whereby when foreign owners receive dividends or business profit is withdrawn, these are taxable with personal income tax at a 35% fixed rate (“Additional Tax”).

The 27% tax paid at the business level can be credited 100% only if owners are resident in countries with a double tax treaty with Chile. Owners from other countries can be credited 65% of the corporate tax.

As of June 30, 2025, due to the fact that EnergyX Chile is at the exploration stage, it has, and continues to have tax losses. EnergyX Chile is expected to continue incurring tax losses until the lithium project starts selling mineral products. As such, no income tax has been paid since EnergyX Chile was formed.

According to Chile Income Tax Law, carryforward losses do not have an expiration date, and as such, the deferred tax asset would be EnergyX Chile’s losses at a corporate tax rate of 27%.

The Chilean tax code (Código Tributario) establishes that Servicio de Impuestos Internos can audit or investigate EnergyX Chile income tax returns for the last three years. This period can be extended to six years when there are acts of fraud, or the income tax return has not been submitted.

As of June 30, 2025, EnergyX Chile recognized a deferred tax liability of $726,745, along with a corresponding non-cash expense, in accordance with International Accounting Standards 12 (“IAS 12”) for the year 2024. The deferred tax liability arose from temporary differences in net accumulated net balances related to tax losses, unpaid expenses, lease obligations, and property, plant and equipment, as well as the tax impact of permanent differences.

Royalty Mining Tax – EnergyX Chile’s project in Chile is based on the lithium mineral exploitation. Given that lithium substance cannot be exploited under a mining concession (Chilean Constitution and the Mining Code), it will not be subject to the Royalty Mining Tax under Law No 21.591. EnergyX Chile’s project is able to extract and sell lithium-based products under special operational contracts with the Chilean State. The entities leading these new projects, have a preferential option to request an exploitation contract (namely a CEOL: “Contratos especiales de operación para la exploración, explotación y beneficio del Litio”) that is expected to consider a royalty payment to the Chilean Government.

F-18

VAT – VAT is applicable on sales of goods and services at a rate of 19%. The system works on a credit-debit system where the VAT of 19% charged by a company on sales of goods or services (“VAT debits”) has to be paid to the government but a company can offset this amount by crediting the VAT incurred on purchases of goods or services (“VAT Credit”). If in any given month VAT Credits exceed VAT Debits, the difference may be carried forward and added to the VAT Credits of the following month with no limit time. EnergyX Chile has accumulated VAT Credits that can be offset against future sales with no time limit.

RISK CONCENTRATION

Financial instruments that potentially expose the Company to certain concentrations of credit risk include cash in bank accounts. The Company maintains accounts at high quality financial institutions in the United States including UBS Financial Services, Inc., the US subsidiary of UBS Group AG, and JP Morgan Chase Bank N.A., as well as Banco Santander SA in Chile and Argentina. While the Company attempts to limit any financial exposure, its cash deposits balances may, at time, exceed the amount insured by the Federal Deposit Insurance Corporation (“FDIC”). All US bank deposit accounts are insured up to $250,000 per depositor, per insured bank, and all Chile demand deposit accounts are insured in full. For cash equivalents accounts, the Company maintains its balances primarily in treasury bills (“T-bills”) issued by the US Treasury through a high-quality investment bank and are backed by the full faith and credit of the US government, meaning the government guarantees the repayment of principal and interest, making them a very low-risk cash equivalent investment. The Company has not experienced any losses on such accounts.

Our business, results of operations and financial condition may be adversely affected if a public health epidemic interferes with the ability of us, our employees, workers, contractors, suppliers, customers and other business partners to perform our and their respective responsibilities and obligations relative to the conduct of our business.

The Company continues to be in a pilot and demonstration build phase and will not commence commercial operations for the foreseeable future. As such, the Company’s success depends on the achievement of proving its technology, future profitability, and obtaining the necessary capital to meet its financial objectives.

The Company’s success depends upon the continued services of our executive officers and other key personnel who have critical industry experience and relationships. Significant competition for talented individuals could affect both Company’s ability to retain key personnel and hire new ones. The loss of the services of any officers or key personnel could hinder or delay the implementation of the business model, research and development efforts, or ability to sell products and services.

OFF BALANCE SHEET ARRANGEMENTS

A commercial bank issued an irrevocable standby letter of credit on behalf of the Company for $500,000. The irrevocable standby letter of credit represents funds due and owing to the commercial bank as a result of the Company’s default under one or more of the terms of the Lease Agreement by and between the Company and its Landlord. This letter of credit had expiration of October 16, 2024, but such letter of credit was automatically extended for an additional period of one year, without amendment, from the expiration date. In no event shall this letter of credit be automatically extended beyond June 30, 2030. No amounts have been drawn under the standby letters of credit.

SUBSEQUENT EVENTS

On September 4, 2025, a suit was filed against EnergyX in the 53rd District Court of Travis County, Austin, Texas, by the landlord of our former Rutherford Site in Austin, Texas, for breach of our lease agreement. The landlord seeks monetary relief in the amount of $387,344.68, including fees.

On July 9, 2025, EnergyX announced that it had entered into a binding conditional agreement to acquire Daytona Lithium Pty Ltd., a wholly owned subsidiary of Pantera Lithium Limited (ASX: PFE) for A$40 million comprised of A$6 million in cash, payable in three installments, and A$34 million in EnergyX common stock, priced at USD $9.50 per share, representing 2,344,828 shares to be issued to Pantera. Pending due diligence and Pantera shareholder approval, the transaction is expected to be complete in the third quarter of 2025.

On July 1, 2025, EnergyX launched a new Regulation A+ offering of up to 2,700,000 shares of its common stock, par value $0.01 per share, at a price of $10.00 per share. In addition, the Company has reserved a fixed pool of 200,000 shares for issuance in the offering as a bonus, referred to as the Bonus Shares, at no additional cost. Bonus shares are only issuable to qualifying investors who are either (i) existing EnergyX investors or (ii) new investors who invest over $5,000. The Company will not issue additional Bonus Shares once the Bonus Share reserve has been exhausted. The net proceeds of the offering will be used as follows: a) 60% for commercialization activities, including equipment purchases, land acquisition, facilities build-out, and brine mining operating expenses; b) 20% for corporate operating expenditures and technology related spend; and c) 20% for other general corporate purposes. If the offering yields less than the anticipated maximum proceeds, the Company intends to prioritize for capital expenditures, followed by operating expenditures, and lastly for other general corporate purposes.

F-19

Item 4. Exhibits

Exhibit #	Description
++^2.1	Certificate of Incorporation
++^2.2	Third Amended and Restated Certificate of Incorporation.
++^2.3	Amendment to Third Amended and Restated Certificate of Incorporation
++^2.4	Second Amendment to Third Amended and Restated Certificate of Incorporation
++^2.5	Bylaws
++ß2.6	Fourth Amended and Restated Certificate of Incorporation
++^3.1	Form of Convertible Note
++^3.2	Form of Warrant Agreement
++3.3	Convertible Promissory Note, Dated September 7, 2022, by and between Energy Exploration Technologies, Inc. and Egan Global Management LLC
++3.4	Convertible Promissory Note, Dated September 7, 2022, by and between Energy Exploration Technologies, Inc. and Michael Egan
++^4.1	Form of Regulation A, Tier 2 Subscription Agreement
++^5.1	EnergyX Preferred Series A Stockholder’s Agreement
++^6.1	2019 Executive Incentive Plan
++^6.2	Broker Dealer Reg A+ Agreement—Dalmore Group
++^6.3	Vice Chairmanship & Advisory Agreement
++^6.4	Hollister Advisory Agreement
++^6.5	Employment Agreement—Former Chief Financial Officer
++^6.6	Lease Agreement—Headway Circle—original
++^6.7	Lease Agreement—Headway Circle—Amendment #1
++^6.8	Lease Agreement—West Braker Lane—original
++^6.9	ProfMOF Sub-licensing agreement
++^6.10	ProfMOF Technology Development Agreement
++^6.11	University of Texas—Licensing Agreement
++^6.12	University of Texas—Sponsored Research Agreement
++^6.13	University of Texas—Amendment to Sponsored Research Agreement
++^6.14	Consulting Agreement—EVP of Technology
++^6.15	Employment Letter Agreement—EVP of Technology
++^6.16	Form of Indemnification Agreement
++^6.17	Employment Agreement—Chief Executive Officer
++^6.18	2021 Executive Incentive Plan
++^6.19	EnergyX Stock Option and Award Agreement
++^6.20	Employment Agreement—General Counsel
++^6.21	Employment Agreement—SVP—Technology
++^6.22	Stock Award Agreement—Chief Executive Officer
#++6.23	First Amendment to Vice Chairmanship & Advisory Agreement
#++6.24	First Amendment to Hollister Advisory Agreement
†++6.25	DuPont Joint Development Agreement
†++6.26	GEM Share Purchase Agreement
†++6.27	Advisory Termination Agreement
†++6.28	Dealmaker Software As A Service (SAAS) Agreement
++‡6.29	Series B Preferred Stock Purchase Agreement, Dated December 21, 2022 by and between Energy Exploration Technologies, Inc. and the Purchasers
++‡6.30	Lease Agreement – Headway Circle – Extension
++‡6.31	Dealmaker Broker-Dealer Agreement
++‡6.32	Consulting Services Agreement
++‡6.33	Employment Agreement—Chief Financial Officer
++‡ 6.34	General Motors Strategic Partnership Agreement
++‡ 6.35	University of Texas Patent License Agreement
++‡ 6.36	IMM Joinder to Series B Preferred Documents
++‡ 6.37	Elohim Joinder to Series B Preferred Documents
^++10.1	Power of Attorney

++	Previously filed
*	Filed herewith

^	Filed as an exhibit to the Energy Exploration Technologies, Inc. Regulation A Offering Statement on Form 1-A filed with the Securities and Exchange Commission (File No. 024-11823) on March 10, 2022 and incorporated herein by reference.
#	Filed as an exhibit to the Energy Exploration Technologies, Inc. Regulation A Offering Statement on Form 1-A/A filed with the Securities and Exchange Commission (File No. 024-11823) on March 23, 2022 and incorporated herein by reference.
†	Filed as an exhibit to the Energy Exploration Technologies, Inc. Regulation A Offering Statement on Form 1-A/A filed with the Securities and Exchange Commission (File No. 024-11823) on June 8, 2022 and incorporated herein by reference.
‡	Filed as an exhibit to the Energy Exploration Technologies, Inc. Regulation A Offering Statement on Form 1-A/A filed with the Securities and Exchange Commission (File No. 024-11823) on September 27, 2023 and incorporated herein by reference.

8

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERGY EXPLORATION TECHNOLOGIES, INC.

Date: September 25, 2025	By:	/s/ Teague Egan
	Name:	Teague Egan
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

	/s/ Teague Egan	Date: September 25, 2025
Name:	Teague Egan
Title:	Chief Executive Officer
(Principal Executive Officer)

	/s/ Mayank Sharma	Date: September 25, 2025
Name:	Mayank Sharma
Title:	Chief Financial Officer and Treasurer
(Principal Financial Officer and Principal Accounting Officer)

	/s/ Vincent Gomez	Date: September 25, 2025
Name:	Vincent Gomez
Title:	Controller

9